

Mail Stop 3561

September 30, 2015

Matthew J. Meloy
Senior Vice President, Chief Financial Officer and Treasurer
Targa Resources Corp.
1000 Louisiana St., Suite 4300
Houston, TX 77002

> **Re: Targa Resources Corp. and Targa Resources Partners LP**
> **Forms 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 17, 2015**
> **Forms 10-Q for the Quarterly Period Ended June 30, 2015**
> **Filed August 4, 2015**
> **File Nos. 001-34991 and 001-33303**

Dear Mr. Meloy:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Targa Resources Corp.

Form 10-K for the Fiscal Year Ended December 31, 2014

General

1.   Certain of our comments apply to both Targa Resources Corp. and Targa Resources Partners LP. In order to reduce the number of comments issued, where a comment is applicable to both registrants, please ensure your response addresses each registrant.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page F-5

2. We note from disclosures in your revenue recognition footnote that you have contract arrangements for natural gas processing activities where you may receive a percentage of commodities as payment for these services that you may then sell to a third party buyer. Please tell us how much revenue you have recognized, for each financial period presented, related to the sale of this type of tangible commodity. Also, please tell us how you determined you were not required to separately disclose net sales of tangible products and revenues from services to comply with Rule 5-03(b)(1) of Regulation S-X, and to separately disclose the related costs and expenses to comply with Rule 5-03(b)(2).

Form 10-Q for the Quarterly Period Ended June 30, 2015

Item 1. Financial Statements

Note 3 — Significant Accounting Policies

Accounting Policy Updates, page 11

3. We note there has been a substantial decline in the market capitalizations of both Targa Resources Corp. and Targa Recourses Partners LP since December 31, 2014. Acknowledging there are external factors that do impact you market capitalization, please tell us how you have evaluated areas of your business that may be related to negative market sentiments and whether you have performed any interim impairment tests as a result. If so, provide us with the summary results of your tests. If interim impairment tests were not performed, please tell us why they were not necessary given the substantial decline in your market capitalizations. We may have further comment.

Critical Accounting Policies and Estimates, page 65

4. We note in the prepared remarks from your second quarter 2015 earnings transcript that in your Coastal Gathering and Processing segment, operating margin was down 70% in the second quarter of 2015 versus the same time period last year as Gulf of Mexico and Onshore Gulf Coast volumes continue to decrease. Please tell us what consideration you gave to updating your property, plant and equipment and intangibles critical accounting policy and estimate disclosures in your June 30, 2015 Form 10-Q. In this regard, you merely refer your investors to the critical accounting estimates contained in your annual report. Given the substantial decrease in the operating margin in your Coastal Gathering and Processing Segment, please tell us whether you have made changes in the assumptions used to assess these assets for impairment. We remind you that should disclosures provide investors with sufficient information to assess the material

implications of uncertainties associated with the methods, assumptions and estimates underlying this critical accounting estimate. Refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of a known uncertainty and Section V of SEC Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products

Cc: Jim Patin